SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period April 2005

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F   X   Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes       No   X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-                    .

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES
SCHEDULE 11 NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
SCHEDULE 10 NOTIFICATION OF MAJOR INTERESTS IN SHARES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: April 28, 2005	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

7 April 2005

Protherics PLC (“Protherics” or the “Company”)

Application has been made to London Stock Exchange plc and the UK Listing Authority for the block listing of 5,853,134 Ordinary Shares which may be exercised under the Company’s various Share Option Schemes and individual share option agreements. These options are exercisable under The Protherics PLC Approved Executive Share Option Scheme (387,712), The Protherics PLC Unapproved Share Option Scheme (4,559,122), The Protherics Savings Related Option Scheme (96,300) and Individual Unapproved Option arrangements (810,000). Such schemes and arrangements expire at different times up to January 2012. The Ordinary Shares will rank pari passu with the existing ordinary shares in the capital of the Company. Admission to trading on London Stock Exchange plc is expected to take place on 8 April 2005.

Enquiries:

Protherics PLC
Barry Riley	01928 518000

Code Securities Limited
Charles Walker	020 7024 2000

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1.	Name of company			2.	Name of director
	PROTHERICS PLC				JAMES CAMPBELL CHRISTIE

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) JAMES CAMPBELL CHRISTIE

	AS NAMED IN 2 ABOVE

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)			6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
	N/A				EXERCISE OF OPTIONS IN APPROVED SAVINGS - RELATED SCHEME

7.	Number of shares/amount of stock acquired 27,000	8.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 0.01%	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

11.	Class of security 2p ORDINARY SHARES	12.	Price per share 37.5 PENCE	13.	Date of transaction 6th April 2005	14.	Date company informed 6th April 2005

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)
	28,343 2P ORDINARY SHARES				0.01%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries

25.	Name and signature of authorised company official responsible for making this notification
		B.M. Riley

Date of notification ____8th April_________________20 ___05______

19 April 2005

Board Changes

Protherics PLC (“Protherics”), the international biopharmaceutical company, announces the resignation today of Dr Tony Atkinson as a non-executive director.

Dr Atkinson joined the board at the time of the acquisition of Enact Pharma PLC (“Enact”) in June 2003 as Chief Scientific Officer, having previously served as Chief Executive Officer of Enact. He was appointed as a non-executive director in April 2004. Following his resignation, to pursue other business interests, he will continue to provide scientific advice as required on a consultancy basis.

Stuart Wallis, Chairman, commented:

“I would like to thank Tony for his help in assimilating the Enact group into Protherics. His sound scientific advice has made a major contribution to the direction of our R&D programme.”

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive	+44 (0) 7919 480510 (mobile)
Nick Staples, Corporate Affairs	+44 (0) 20 7246 9950

Financial Dynamics	+44 (0) 20 7269 7223
David Yates/ Lucy Briggs

About Protherics
Protherics (LSE: PTI) is a vertically integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology.

With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics has five marketed products and is currently building a specialist sales and marketing capability in both the US and Europe. Protherics’ strategy is to use the revenues generated from its marketed products to invest for growth in the Company’s pipeline, targeting high value therapeutic markets.

The revenue generating products are primarily in critical care: CroFab™ (rattlesnake antivenom), DigiFab™ (Digoxin antidote) and ViperaTAb™ (common adder antivenom). Products in the pipeline include Voraxaze™ (MTX metabolising enzyme), expected to be launched in 2006; CytoFab™ (for septic shock), which has completed Phase II trials; NQO2 (targeted chemotherapy), currently in Phase I; and an angiotensin vaccine (treatment of hypertension), which is in pre-clinical trials.

With headquarters in London, the Company employs approximately 190 employees across its operations in the UK, USA and Australia.

21 April 2005

Protherics PLC (“Protherics” or the “Company”)

NOTIFICATION OF MAJOR INTERESTS IN SHARES

The Company has received notification on 20 April 2005 from Framlington Investment Management Limited informing it that they have an interest in 26,195,315 ordinary shares, representing 10.81% of the issues share capital of the Company.

Enquiries:

Protherics PLC
Barry Riley	01928 518000

21 April 2005

Protherics PLC (“Protherics” or the “Company”)

NOTIFICATION OF MAJOR INTERESTS IN SHARES

The Company has received notification on 21 April 2005 from Aviva plc on behalf of Morley Fund Management Limited informing it that, following a purchase of 642,000 ordinary shares on 19 April 2005, they have an interest in 9,979,742 ordinary shares, representing 4.12% of the issues share capital of the Company.

Enquiries:

Protherics PLC
Barry Riley	01928 518 000
Nick Staples, Corporate Affairs	07919 480 510

PROTHERICS PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

1 March 2005: Following the approval by shareholders of new Executive Compensation Arrangements at the EGM held on 27 January 2005, Protherics PLC (“the Company”) announces the grant, under the Protherics PLC 2005 Long Term Incentive Plan, of the following options over 2p ordinary shares in the Company, on 28 February 2005:

Andrew J Heath	- 221,233
Barry M Riley	- 132,420
James C Christie	- 111,416

The options are exercisable, subject to the achievement of the performance conditions, between the third and tenth anniversary of the date of grant at a price of 2p per share. Following these grants, the directors hold options over the following number of shares:

Andrew J Heath	- 3,062,533
Barry M Riley	- 1,195,375
James C Christie	- 968,416

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Barry Riley
Financial Dynamics	+44 (0) 20 7831 3113
David Yates, Lucy Briggs

Protherics PLC

07 February 2005

BLOCK LISTING

As set out in the listing particulars published by the Company on 20 January 2005, the convertible load notes of £1 each in the capital of the Company (“Convertible Loan Notes”) became convertible into ordinary shares in the capital of the Company (“Ordinary Shares”) on 20 December 2004. As of today’s date, there remain 4,273,119 Convertible Loan Notes in issue, convertible in aggregate into 17,092,476 Ordinary Shares. Application has been made to London Stock Exchange plc and the UK Listing Authority for the block listing of these 17,092,476 Ordinary Shares. The Ordinary Shares will rank pari passu with the existing ordinary shares in the capital of the Company. Admission to trading on London Stock Exchange plc is expected to take place on 8 February 2005.

Enquiries:
Protherics PLC
Barry Riley 01928 518000
Code Securities Limited
Charles Walker 020 7024 2000

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company Protherics PLC

2.	Name of shareholder having a major interest Fidelity International Limited

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fidelity International Limited and its direct and indirect subsidiaries

5.	Number of shares/amount of stock acquired 2,585,000

6.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 1.08%

7.	Number of shares/amount of stock disposed N/A

8.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A

9.	Class of security Ordinary Shares

10.	Date of transaction Undisclosed

11.	Date company informed 25 Jan 2005

12.	Total holding following this notification 12,135,059

13.	Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 5.05%

14.	Any additional information

15.	Name of contact and telephone number for queries Barry Riley, 01928 518 000

16.	Name and signature of authorised company official responsible for making this notification Barry Riley, 01928 518 000

Date of notification
Wednesday 26 January 2005

27 January 2005

Protherics Plc (“the Company”)

Result of EGM

The Company is pleased to announce that at the Extraordinary General Meeting, which was held on 27 January 2005 to consider proposed changes to share based compensation arrangements, all resolutions were duly passed.

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Barry Riley, Finance Director	+44 (0) 1928 518000

The Maitland Consultancy	+44 (0) 20 7379 5151
Brian Hudspith
Michelle Jeffery

21 January 2005

DIRECTOR SHAREHOLDING

As a result of the acquisition of Enact Pharma plc (“Enact”) by Protherics plc (“Protherics” or “the Company”) in June 2003, Dr Anthony Atkinson acquired an interest in £682,162 nominal value of Protherics 6% convertible loan notes. Dr Atkinson was Chief Executive of Enact and joined Protherics as Chief Scientific Officer until April 2004 when he became a non-executive Director of the Company. In addition Dr Atkinson is now Chairman of two UK start-up companies, Morvus Technology Ltd and NanoMor BioMedical Ltd.

On 14 January 2005, Dr Atkinson converted £75,000 nominal value of Protherics 6% convertible loan notes into 300,000 Protherics ordinary shares. On 20 January 2005, Dr Atkinson sold these shares for 60.5 pence per share. Notice of this sale was given to the Company on 20 January 2005.

Dr Atkinson remains interested in £607,162 nominal value of Protherics 6% convertible loan notes.

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1.	Name of company Protherics PLC			2.	Name of shareholder having a major interest Fidelity International Limited

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 As in 2. above.			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them Fidelity International Limited

5.	Number of shares/amount of stock acquired 3,196,327	6.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 1.40%	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A

9.	Class of security Ordinary shares			10.	Date of transaction Undisclosed	11.	Date company informed 18Th January 2005

12.	Total holding following this notification 9,550,059			13.	Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 4.18%

14.	Any additional information			15.	Name of contact and telephone number for queries Barry Riley, 01928 518 000

16.	Name and signature of authorised company official responsible for making this notification

Date of notification _____________________20 _________

20 January 2005

Protherics PLC (“Protherics” or the “Company”)

A copy of the listing particulars prepared by the Company in relation to the conversion of convertible loan notes into ordinary shares in the share capital of Protherics has been submitted to the UK Listing Authority (“UKLA”) and will be shortly available for inspection at the UKLA’s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonade
Canary Wharf
London E15 5HS

Enquiries:

Protherics PLC
Barry Riley	01928 518 000

Code Securities Limited
Juliet Thompson/Charles Walker	020 7024 2000

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1.	Name of company Protherics PLC			2.	Name of director Professor A Atkinson

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest As in 2. above			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Professor A Atkinson Tony Atkinson

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) As in 2. above	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

					Exercise of convertible loan notes

7.	Number of shares/amount of stock acquired 300,000 ORDINARY SHARES	8.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 0.12%	9.	Number of shares/amount of stock disposed N/A	10.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A

11.	Class of security Ordinary Shares	12.	Price per share N/A	13.	Date of transaction 29 December 2004	14.	Date company informed 14 January 2005

15.	Total holding following this notification 300,000 ORDINARY SHARES			16.	Total percentage holding of issued class following this notification (any treasury shares hold by company should not be taken into account when calculating percentage) 0.12%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
	SHARES ISSUED AS A RESULT OF CONVERSION OF CONVERTIBLE LOAN NOTES		BARRY RILEY 01928 518000

25.	Name and signature of authorised company official responsible for making this notification B.M. Riley

Date of notification _____________________20 _______

14 January 2005

FDA Approves Alternative Filling, Freeze-Drying And Packaging Contractor For CroFab™

Protherics plc (“Protherics”), the international biopharmaceutical company, today announces that the US Food and Drug Administration (FDA) has approved an alternative third party contractor, Chesapeake Biological Laboratories Inc. (CBL), to fill, freeze dry and package CroFab™.

CBL, which is based in Baltimore, Maryland in the USA, will start the filling, freeze-drying and packaging of CroFab™ with immediate effect. CBL will operate in parallel with Mayne Pharma Pty Ltd., Protherics’ existing filling, freeze-drying, and packaging contractor located in Australia.

Protherics has also submitted an application to the FDA for the qualification of CBL to fill, freeze dry and package DigiFab™.

Andrew Heath, Chief Executive of Protherics commented: “Securing our supply chain for CroFab™ and DigiFab™ is a priority for Protherics so we can continue to meet market demand for these products.”

04 January 2005

Notification of major interests in shares

Following purchases of 628,961 ordinary shares on 23 December 2004, the Company has received notification on behalf of Aviva plc and Morley Fund Management Limited that their aggregate material interests increased to 7,370,481 ordinary shares representing 3.22% of the issued share capital of the Company.